[BCE INC. LOGO]

News Release
For immediate release

BCE announces Court schedule for proceedings
related to proposed privatization

MONTREAL, Quebec, October 5, 2007 – BCE today announced the schedule for legal proceedings related to the privatization of BCE by a consortium led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners and Madison Dearborn Partners. As a result, the purpose of the hearing before the Superior Court of Québec on October 10, 2007 will be to address certain administrative matters.

“This schedule will allow for the expeditious resolution of these proceedings,” said Michel Lalande, Senior Vice President and General Counsel of BCE. “The company continues to work towards and expects the transaction to close in the first quarter of 2008, subject to customary conditions, including regulatory approvals.” The plan of arrangement was overwhelmingly approved by the shareholders of BCE on September 21, 2007.

The only parties contesting the granting of a Final Order approving the plan of arrangement are certain holders of debentures issued by Bell Canada (acting, or purporting to act, directly or through Trustees under Trust Indentures).

As previously indicated, BCE is of the view that the bases on which these holders of debentures intend to contest the proposed transactions (including the plan of arrangement) are without merit and will take all necessary steps to vigorously defend its position to the fullest extent possible. BCE will also assert that the holders of debentures of Bell Canada and the Trustees do not have standing to contest the granting of the Final Order.

The schedule approved by the Court provides that:

•	All proceedings by the holders of debentures or the Trustees relating to the proposed transactions (including the plan of arrangement) must be filed no later than October 19, 2007;

•	All proceedings relating to the proposed transactions (including the plan of arrangement) will be heard by the Superior Court of Québec, sitting in the district of Montréal, during the week of December 3, 2007 at which time all evidence will be presented to the Court, with final legal arguments to be heard during the week of January 8, 2008.

The Court has indicated to the parties that it expects to be able to render a decision regarding all proceedings before the end of January 2008.

About BCE

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Industry Canada and other applicable governmental authorities, (ii) necessary court approval, and (iii) certain termination rights available to the parties under the definitive agreement governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of BCE’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE could have to pay significant fees and costs as directed by the purchaser.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the definitive agreement dated June 29, 2007, as well as BCE’s 2007 Second Quarter MD&A dated July 31, 2007 and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

For inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca